ATTORNEYS AT LAW

Michael J. FitzGerald*

Eoin L. Kreditor*

Lynne Bolduc

Robert C. Risbrough

George Vausher, LLM, CPA‡

David M. Lawrence

Charles C. McKenna

Brook John Changala

Natalie F. Foti

Josephine Rachelle Aranda

Pfrancez C. Quijano

January 18, 2024	William Allen Miller

Litao Zhou

Ikechukwu (Ike) Ubaka

John M. Marston†

Ralph G. Martinez†

Deborah M. Rosenthal†

Maria M. Rullo†

VIA EDGAR	Author’s Email: lbolduc@fkbrlegal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Demarest and Mark Rakip

Re:	Harbor Custom Development, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-39266

Gentlemen:

On behalf of Harbor Custom Development, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 19, 2023 (the “Comment Letter”), relating to the above-referenced Form 10-K for the Year Ended December 31, 2022 (the “Form 10-K”).

Below is the Company’s response to the Comment. The heading and page number in this letter correspond to the heading and page number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls & Procedures, page 68

1.	Please amend your filing to provide management’s annual report on internal control over financial reporting as of December 31, 2022; refer to Item 308(a) of Regulation S-K. In addition, given the omission of your annual report on internal control over financial reporting, tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2022.

Response: We have amended the Form 10-K to provide management’s annual report on internal control over financial reporting as of December 31, 2022. In addition, in light of the omission of the aforementioned report, we have amended our disclosure to state that both our disclosure controls and procedures and our internal control over financial reporting were ineffective as of December 31, 2022.

2 Park Plaza, Suite 850 ˖ Irvine, California 92614 1150 South Olive Street, Suite 10-128 ˖ Los Angeles, California 90015
Telephone: 949-788-8900 ˖ Facsimile: 949-788-8980 ˖ www.fkbrlegal.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning,

Trust & Probate Law, and in Taxation Law, State Bar of California

January 18, 2024 Page 2 of 2

Please direct any questions or comments concerning this response letter to the undersigned at (949) 788-8900 or by email at lbolduc@FKBRlegal.com.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc

cc:	Yoshi Niino, Chief Accounting Officer, Harbor Custom Development, Inc.